Filed by 20Cube Logistics Solutions Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Evo Acquisition Corp.

Commission File No.: 001-40029